Exhibit 99.1

Medicure Exercises Option to Acquire Additional Interests in Apicore

WINNIPEG, July 10, 2017 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a leading Canadian specialty pharmaceutical company, is pleased to announce that it and its wholly owned Mauritius subsidiary have exercised their option (the "Option") to acquire additional interests in Apicore Inc. and Apicore LLC (together "Apicore") from Apicore's founding shareholders.  The Option exercise allows for the acquisition of all of the shares of Apicore Inc. and Apicore LLC held by the founding shareholders (representing approximately 32% of the fully diluted ownership of Apicore) for US$24.5 million, being the price provided for under the Option. This acquisition brings Medicure's ownership in Apicore Inc. to approximately 98% (94% on a fully diluted basis).  Medicure expects to close the acquisition by July 14, 2017.

Additionally, Apicore has repaid the US$9.8 million secured loan previously provided to Apicore by Medicure that was announced on January 9, 2017.

Medicure's initial ownership interest and option rights in Apicore were obtained for its lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014.  Medicure acquired a majority interest in Apicore through the exercise of its option rights on December 1, 2016.

Apicore has provided a US$14.8 million loan to Medicure bearing interest at 12% per annum with a term of three years.  These funds were obtained from Apicore's current business which includes API sales, ANDA development partnership payments, and royalty and upfront payments from ANDA commercial partnerships. The loan proceeds will be used by Medicure to help satisfy the purchase price under the Option exercise.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. Additionally, Medicure holds a majority interest in Apicore. For more information on Medicure please visit www.medicure.com.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients ("APIs") and pharmaceuticals, including over 15 Abbreviated New Drug Applications ("ANDAs"), one of which, is partnered with Medicure.  Apicore manufactures over 100 different API's, including over 35 for which Drug Master Files have been submitted to the FDA and 16 that are approved for commercial sale in the U.S. by customers of Apicore.  Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API's for many U.S. and international generic and branded pharmaceutical companies.  Apicore has two FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2017/10/c6628.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:34e 10-JUL-17